Consolidated Financial Statements

Response Biomedical Corporation
(Unaudited - Expressed in Canadian dollars)
First Quarter Report
March 31, 2006

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended March 31, 2006.

Response Biomedical Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation]

	(Expressed in Canadian dollars)
	Unaudited
	March 31,	December 31,
	2006	2005
	$	$

ASSETS
Current
Cash	8,295,049	173,094
Trade receivables [note 3]	328,093	421,672
Other receivables	56,433	62,448
Inventories [note 4]	681,526	693,915
Prepaid expenses and other	92,281	70,578
Total current assets	9,453,382	1,421,707
Property, plant and equipment	665,675	710,400
Deferred costs [notes 5,6 and 7]	45,545	121,832
	10,164,602	2,253,939

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Bank indebtedness [note 6]	—	1,070,514
Accounts payable and accrued liabilities	2,551,434	2,334,513
Subscription funds received	—	766,045
Deferred revenue - current portion	153,209	156,187
Deferred lease inducement - current portion	—	—
Total current liabilities	2,704,643	4,327,259
Deferred revenue	131,822	92,888
Convertible debentures [note 7]	902,417	1,012,584
	3,738,882	5,432,731
Commitments and contingencies [note 10]
Shareholders’ equity (deficiency)
Share capital [note 8[a]]	43,253,569	35,743,700
Contributed surplus [notes 6, 7,8[a] and 8[c]]	9,627,471	5,341,423
Deficit	(46,455,320)	(44,263,915)
Total shareholders’ equity (deficiency)	6,425,720	(3,178,792)
	10,164,602	2,253,939
See accompanying notes

On behalf of the Board:

William J. Radvak	Brian G. Richards
Director	Director

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Three Months Ended March 31,

	(Expressed in Canadian dollars)
	Unaudited
	2006	2005
	$	$

REVENUE
Contract service fees and revenues from
collaborative research arrangements [note 11]	65,589	7,294
Product sales [note 11]	672,596	789,523
Total revenue	738,185	796,817
Less: cost of sales - products and services [note 8 [c]]	409,325	396,164
Gross profit	328,860	400,653

EXPENSES
General and administrative [notes 8 [c] and 9]	750,162	495,823
Research and development [note 8 [c]]	1,161,151	718,152
Marketing and business development [note 8 [c]]	479,891	752,699
Total expenses	2,391,204	1,966,674

OTHER EXPENSE
Interest expense [notes 6 and 7]	99,344	104
Interest income	(956)	(8,302)
Amortization of deferred financing costs [note 5]	37,544	17,970
Gain on disposal of property, plant and equipment	(2,234)	—
Foreign exchange (gain) loss	(4,637)	1,215
Total other expense	129,061	10,987
Loss for the period	(2,191,405)	(1,577,008)

Deficit, beginning of year	(44,263,915)	(35,838,932)
Deficit, end of period	(46,455,320)	(37,415,940)

Loss per common share - basic and diluted
[note 8[f]]	($0.03)	($0.02)

Weighted average number of common shares
outstanding [note 8[f]]	68,108,037	67,574,453

See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31,	(Expressed in Canadian dollars)
	Unaudited
	2006	2005
	$	$

OPERATING ACTIVITIES
Loss for the period	(2,191,405)	(1,577,008)
Add (deduct) items not involving cash:
Amortization of property, plant and equipment	46,167	60,723
Gain on disposal of property, plant and equipment	(2,234)	—
Stock-based compensation	311,395	228,432
Amortization of and change in deferred costs	105,791	17,970
Accretion of convertible debentures	59,389	—
Deferred leasehold inducement	—	(1,862)
Changes in non-cash working capital:
Trade receivables	93,578	(301,502)
Other receivables	6,015	(26,457)
Inventories	12,389	56,842
Prepaid expenses and other	(21,703)	(23,810)
Accounts payable and accrued liabilities	216,922	20,221
Deferred revenue	35,956	(17,976)
Cash used in operating activities	(1,327,740)	(1,564,427)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(1,442)	(138,529)
Proceeds on disposal of property, plant and equipment	2,234	—
Cash provided (used) in investing activities	792	(138,529)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, and warrants, net of
share issue costs and prepaid subscriptions [note 8[a]]	11,425,133	100,481
Proceeds from share subscriptions received prior to close of
financing	(766,045)	—
Proceeds from (repayment of) bank indebtedness	(1,070,514)	—
Deferred financing and share issue costs	(139,671)	—
Cash provided by financing activities	9,448,903	100,481

Increase (decrease) in cash during the period	8,121,955	(1,602,475)
Cash, beginning of period	173,094	2,716,902
Cash, end of period	8,295,049	1,114,427

Supplemental disclosure
Interest paid	99,344	104

See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006	(Expressed in Canadian dollars)

1. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and accordingly, do not include all of the information and notes required for complete financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005 included in the Response Biomedical Corporation Annual Report filed with the appropriate securities commissions.

These unaudited interim consolidated financial statements have been prepared on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended December 31, 2005 and on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. At March 31, 2006, the Company had incurred significant losses and had an accumulated deficit of $46,455,320. The Company’s ability to continue as a going concern is uncertain and dependent upon its ability to achieve profitable operations, obtain additional capital and dependent on the continued support of its shareholders.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2006 and for all such periods presented. Certain comparative figures for prior periods have been reclassified to conform to the current presentation.

The results of operations for the three-month period ended March 31, 2006 are not necessarily indicative of the results for the full year. These unaudited interim consolidated financial statements conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in Note 13.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2005.

3. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash, restricted cash, trade receivables, other receivables and accounts payable, the carrying amounts approximate fair values due to their short-term nature. The carrying values of the convertible debentures approximate fair value based on the discounted cash flows at market rates.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006	(Expressed in Canadian dollars)

3. FINANCIAL INSTRUMENTS (cont’d.)

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at March 31, 2006, four [December 31, 2005 - four] customers represent 62% [December 31, 2005 - 76%] of the trade receivables balance.

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as substantially all its revenues are denominated in U.S. dollars. The Company mitigates foreign exchange risk as it maintains U.S. dollar bank accounts which are used to pay for expenses in U.S. dollars. Interest rate risk arises due to the Company’s loans having fixed and variable interest rates.

4. INVENTORIES

	March 31,	December 31,
	2006	2005
	$	$

Raw materials	320,770	355,985
Work in process	122,746	37,770
Finished goods	238,010	300,160
	681,526	693,915

5. DEFERRED COSTS

	March 31,	December 31,
	2006	2005
	$	$

Deferred loan costs	121,832	90,885
Other deferred costs	29,504	—
Less: amortization	(37,544)	(1,360)
Deferred loan costs recorded to share capital upon termination of
line of credit	(35,940)	—
Deferred share issue costs recorded to share capital upon close of
financing	(32,307)	32,307
	45,545	121,832

On March 31, 2006, the Company had capitalized costs totaling $151,336 [2005 - $90,885] and recorded amortization expense in the period ended March 31, 2006 of $37,544 including amortization of costs capitalized in 2005 [2005 - $73,047] [see notes 6 and 7]. Deferred loan costs in the amount of $37,544, related to warrants issued to a shareholder as consideration for providing a guarantee for the

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006	(Expressed in Canadian dollars)

5. DEFERRED COSTS (Cont’d)

Company’s line of credit, were recorded to share capital costs following termination of the line of credit on March 31, 2006 at the request of the guarantor [note 6]. Deferred share issue costs in the amount of $32,370 were recorded to share capital following closing of the related financing on March 30, 2006 [note 8[a][i]].

6. BANK INDEBTEDNESS

The Company’s line of credit in the amount of U.S.$1,000,000 established with The Toronto Dominion Bank and originally set to expire June 30, 2006 was automatically repaid following the closing of $12,000,000 private placement. The guarantor exercised 449,250 warrants at an exercise price of $0.42 per common share that were issued to the guarantor in regard to the line of credit agreement. On March 31, 2006, the line of credit facility was terminated at the request of the guarantor.

Interest expense for the three-month ended March 31, 2006 amounted to $14,190 [2005 - $104].

7. CONVERTIBLE DEBENTURES

On October 21, 2005, the Company issued units comprising convertible debentures and common share purchase warrants in the aggregate face amount of $1,579,000 with a term of three-years bearing interest at 7% per annum payable quarterly. Each unit comprises a $1,000 principal amount convertible debenture and 1,190 common share purchase warrants for an aggregate amount of warrants with rights to purchase an aggregate amount of 1,879,010 common shares of the Company at a price of $0.50 per common share for a period of 2 years. The debenture conversion price is $0.42 per common share for the first two years, and $0.47 per common share in the third year.

The Company has the right to redeem the debentures for either cash or common shares, at market price, if the volume weighted average trading price exceeds 200% of the conversion price for 10 consecutive trading days.

In accordance with Section 3861 of the CICA Handbook, the proceeds of the debentures have been allocated to their debt and equity components. The liability component has been initially recorded as $964,545 which was calculated as the present value of the interest and principal amounts discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debenture was issued. The residual amount of $614,955 was recorded in contributed surplus. The liability component is being accreted to fair value over the term of the debenture as a non-cash charge to interest expense. As at March 31, 2006, the accounting value of the debt amounted to $902,417 [December 31, 2005 - $1,012,584].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006	(Expressed in Canadian dollars)

7. CONVERTIBLE DEBENTURES (Cont’d)

For the three-months ended March 31, 2006, a total of 257,142 shares were issued to debenture holders upon conversion. The non-accreted discount amounts related to the converted debentures were recorded to share capital. Interest expense, including accretion of the debentures, amounted to $85,154.

As collateral, pursuant to convertible debenture agreements, the debenture holders have been provided a charge over all of the Company’s assets.

8. SHARE CAPITAL

[a]	Authorized - Unlimited common shares without par value.

Issued and outstanding	Number	Amount
	#	$
Balance, December 31, 2003	53,518,521	28,821,536
Issued for cash:
Exercise of warrants	4,795,471	2,535,613
Exercise of stock options	1,359,813	640,637
Private placement, net of issue costs [iii and iv]	7,661,667	3,637,470
Issued as a finders fee	100,000	—
Issued as agent work fee	—	(28,478)
Balance, December 31, 2004	67,435,472	35,606,778
Issued for cash:
Exercise of stock options	265,000	141,085
Share issue costs	—	(9,419)
Issued for non-cash:
Stock-based compensation related to stock options exercised	—	5,256
Balance, December 31, 2005	67,700,472	35,743,700
Issued for cash:
Exercise of stock options	170,950	74,550
Conversion of debentures	257,142	108,000
Exercise of warrants	464,720	196,420
Private placement and financing, net of issue costs [i]	24,000,000	6,969,680
Issued for non-cash:
Joining fees [ii]	133,332	80,000
Stock-based compensation related to stock options
and warrants exercised	—	81,219
Balance, March 31, 2006	92,726,616	43,253,569

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006	(Expressed in Canadian dollars)

8. SHARE CAPITAL (cont’d.)

[i]

On March 30, 2006 the Company closed a private placement consisting of 24,000,000 units at a price of $0.50 per unit, each unit comprising one common share and one-half of one transferable common share purchase warrant, each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.62 per share until March 30, 2008. Gross proceeds were $12,000,000 before share issuance costs of $1,010,320 for net proceeds to the Company of $10,989,680. The private placement comprised a brokered amount of $10,000,000 in addition to a non-brokered amount of $2,000,000.

In connection with the financings, the Company paid cash commissions of $700,000, legal and professional fees of $277,601 and finders fees of $32,719. The Company also paid 1,400,000 agent’s warrants, each warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.62 per share until March 30, 2008.

The 13,400,000 share purchase warrants issued as a result of the private placement have been classified as a separate component of equity, the fair value of which has been determined using the Black-Scholes pricing model using the following assumptions: dividend yield 0.0%; expected volatility 124%; risk-free interest rate 4.01%; and expected life of 2 years. Accordingly, $4,020,000 of the proceeds has been allocated as the fair value of the warrants, which is recorded in contributed surplus in the consolidated balance sheet.

[ii]	Shares were issued to board members as consideration for joining, and assisting with the restructuring of the board of directors at a deemed price of $0.60 per share.

[iii]

In December 2004 the Company closed a private placement consisting of 3,911,667 units at a price of $0.75 per unit for gross proceeds of $2,933,750, before share issuance costs of $318,449 for net proceeds of $2,615,301. The private placement comprised a brokered amount of $2,227,500 in addition to a non-brokered amount of $706,250.

Each unit comprised one common share and two one-half of one non-transferable common share purchase warrants. The first half-warrant entitled the holder to purchase one common share of the Company for each whole warrant at a price of $1.00 per share, expiring on December 30, 2005. The second half-warrant entitled the holder to purchase one common share of the Company for each whole warrant at a price of $1.25 per share up to December 30, 2005 and at a price of $1.50 per share from December 31, 2005 expiring on December 30, 2006.

In connection with the financing, the Company paid a cash commission of $178,200, legal and professional fees of $65,249 and granted 100,000 units to the agent of this financing.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006	(Expressed in Canadian dollars)

8. SHARE CAPITAL (cont’d.)

The 100,000 units were valued at the market price of $75,000 and were recorded as share issuance cost. In addition, the Company granted a non-transferable option entitling the agent to purchase 391,167 units, exercisable at a price of $0.75 per unit. The option expires on December 30, 2006. The fair value of this unit option of $50,852, was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield 0.0%; expected volatility 59%; risk-free interest rate 3.00%; and expected life of 6 months. $28,478 and $22,374 of the total fair value of the unit option has been recorded against share capital and the fair value of the warrants, respectively, as share issuance cost with a corresponding credit to contributed surplus.

The 4,011,667 share purchase warrants issued as a result of the private placement were classified as a separate equity component from share capital the fair value of which was determined using the Black-Scholes pricing model using the following weighted average assumptions: dividend yield 0.0%; expected volatility 71.35%; risk-free interest rate 3.00%; and expected life of 1.41 years. Accordingly, $1,183,734 of the proceeds, net of share issuance cost of $140,117, was allocated as the fair value of the warrants, which is included in contributed surplus in the consolidated balance sheet.

[iv]

In June 2004, the Company closed a non-brokered private placement consisting of 3,750,000 units at a price of $0.80 per unit for gross proceeds of $3,000,000 before a finders fee of $200,000 and legal cost of $5,374 for net proceeds of $2,794,626. Each unit comprised one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share of the Company at a price of $1.15 per share expiring June 21, 2006.

The 1,875,000 share purchase warrants issued as a result of the private placement have been classified as a separate component of equity, the fair value of which has been determined using the Black-Scholes pricing model using the following assumptions: dividend yield 0.0%; expected volatility 72.70%; risk-free interest rate 3.00%; and expected life of 1.41 years. Accordingly, $663,723 of the proceeds, net of share issuance cost of $48,777, has been allocated as the fair value of the warrants, which is recorded in contributed surplus in the consolidated balance sheet.

[b]	Stock option plan

On June 21, 2005, the shareholders approved a new stock option plan (the “2005 Plan”) to provide an incentive to executive officers, directors, employees and consultants who contribute to the continued success of the Company. The 2005 Plan is effective May 3, 2005 and will terminate May 3, 2007. The exercise price of the options is determined by the Compensation Committee, but generally will be equal to the closing trading price of the common shares on the day

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006	(Expressed in Canadian dollars)

8.	SHARE CAPITAL (cont’d.)

	[b]	Stock option plan (cont’d.)

immediately preceding the grant date. The options generally vest over a period of 18 months and the term may not exceed five years. Of the 11,500,000 [December 31, 2005 – 11,500,000] stock options authorized for grant under the 2005 Plan, 1,167,800 stock options are available for grant at March 31, 2006.

At March 31, 2006, the following stock options were outstanding:

	Options outstanding			Options exercisable
		March 31, 2006		March 31, 2006
		Weighted
		average	Weighted	Number of options	Weighted
Range of	Number of shares	remaining	average	currently	average
exercise prices	under option	contractual life	exercise price	exercisable	exercise price
$	#	(years)	$	#	$

0.27 – 0.39	1,091,700	0.97	0.28	1,023,675	0.27
0.40 – 0.49	227,600	4.13	0.45	121,300	0.44
0.50 – 0.59	5,547,300	3.87	0.55	2,906,938	0.53
0.60 – 0.69	389,300	2.80	0.64	280,375	0.63
0.72 – 0.79	1,421,100	2.63	0.73	1,362,652	0.73
0.80 – 0.89	1,338,400	2.88	0.81	1,166,775	0.81
0.90 – 1.27	64,850	1.66	1.05	64,850	1.05
0.27 – 1.27	10,080,250	3.20	0.58	6,926,565	0.58

The options expire at various dates from May 1, 2006 to March 30, 2011.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006	(Expressed in Canadian dollars)

8. SHARE CAPITAL (cont’d.)

[b]	Stock option plan (cont’d.)

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
	Number of	average
	optioned	exercise
	common shares	price
	#	$
Balance, December 31, 2003	6,110,350	0.49
Options granted	3,282,700	0.75
Options forfeited	(121,737)	0.73
Options expired	(270,000)	0.42
Options exercised	(1,359,813)	0.47
Balance, December 31, 2004	7,641,500	0.60
Options granted	4,055,150	0.57
Options forfeited	(562,750)	0.81
Options expired	(842,250)	0.72
Options exercised	(265,000)	0.53
Balance, December 31, 2005	10,026,650	0.57
Options granted	3,107,500	0.58
Options forfeited	(10,000)	0.90
Options cancelled	(1,775,000)	0.54
Options expired	(1,097,950)	0.54
Options exercised	(170,950)	0.39
Balance, March 31, 2006	10,080,250	0.58

The exercise price equaled the Fair Market Value on the date prior to the date of grant for all options issued during the three month period ended March 31, 2006 and the years ended 2005 and 2004.

[c]	Stock-based compensation

For the three-month period ended March 31, 2006, the Company recognized compensation expense of $248,855 [2005 - $192,000] as a result of stock options granted to officers, directors and employees and recognized compensation expense of $62,540 [2005 - $36,432] as a result of stock options granted to consultants, with a corresponding credit to contributed surplus.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006	(Expressed in Canadian dollars)

8. SHARE CAPITAL (cont’d.)

[c]	Stock-based compensation (cont’d.)

	Three Months Ended
	March 31,
	2006	2005

Dividend yield	0.0%	0.0%
Expected volatility	102%	103%
Risk-free interest rate	4.0%	3.1%
Expected life	2.0 years	2.4 years
Fair value per share	0.37	0.43

The following table shows stock-based compensation allocated by type of cost:

	Three Months Ended
	March 31,
	2006	2005
	$	$

Cost of sales - products and services	15,540	20,833
Marketing and business development	56,157	54,486
Research and development	23,638	58,053
General and administrative	216,060	95,060
	311,395	228,432

[d]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares were held in escrow. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company’s cumulative cash flow. Commencing in March 2005, 825,000 common shares currently held in escrow may be released in twelve tranches over a period of six years, with tranches released every six months. Each of the first four tranches consists of 41,250 common shares or 5%

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006	(Expressed in Canadian dollars)

8. SHARE CAPITAL (cont’d.)

of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares. At March 31, 2006 no escrow shares have been requested to be released.

[e]	Common share purchase warrants

At March 31, 2006, the following common share purchase warrants were outstanding:

Number of
common shares	Exercise price
issuable	$	Expiry date
1,875,000[i]	0.90	June 21, 2006
2,005,832	1.50	December 30, 2006
1,863,540	0.50	October 21, 2007
13,400,000	0.62	March 30, 2008
19,144,372	0.73

[i]

On March 30, 2006, the Company amended the exercise price of 1,875,000 warrants granted on June 21, 2004 and expiring June 21, 2006 from an exercise price of $1.15 per common share to $0.90 per common share to reflect the market price of the Company's common shares at the date of issue. The Company is required to pay additional finders fees of $117,813 upon exercise of these warrants.

[f]	Loss per common share

	Three Months Ended
	March 31,
	2006	2005
	$	$
Numerator
Loss for the period	(2,191,405)	(1,577,008)
Denominator
Weighted average number of
common shares outstanding	68,108,037	67,574,453
Weighted average number of
common shares outstanding	68,108,037	67,574,453

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006	(Expressed in Canadian dollars)

Loss per common share - basic
and diluted	($0.03)	($0.02)

9. RELATED PARTY TRANSACTIONS

The following payments were made to directors or companies related to or under their control:

	Three Months Ended
	March 31,
	2006	2005
	$	$

General and administrative:
Strategic consulting services	66,500	18,384
Directors’ fees [note 8[a][ii]]	80,000	3,000

All related party transactions are recorded at their exchange amounts, established and agreed between the parties.

10. COMMITMENTS AND CONTINGENCIES

[a]	Research and license agreements

The Company entered into an exclusive license agreement with the University of British Columbia (“UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith. In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology. In addition, in the event the Company sublicenses the Technology, the Company shall pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year. Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee. These payments are expensed in the year incurred. The agreement terminates on the expiration date or invalidity of the patents or upon bankruptcy or insolvency of the Company. Pursuant to the agreement, the Company paid $3,000 in the three months ended March 31, 2006 [2005 – $3,000]

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006	(Expressed in Canadian dollars)

10. COMMITMENTS AND CONTINGENCIES (cont’d)

[b]	Indemnification of directors and officers

Under the Articles of the Company, applicable law and agreements with its officers, the Company, in circumstances where the individual has acted legally, honestly and in good faith, may or is required to indemnify its directors and officers against certain losses. The Company's liability in respect of the indemnities is not limited. The maximum potential of the future payments is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c]	Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay. To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

[d]	Supply agreement

The Company entered into a Supply Agreement (the “Agreement”) with a supplier, effective September 2003 for certain reagents for the Company’s West Nile Virus Test. In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties based on 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test. The term of the agreement is three years from the effective date and is automatically renewed for each successive period of one year until either party terminates the Agreement. In the three-month period ended on March 31, 2006, the Company incurred $22,998 [2005 - $7,828] of royalties to the supplier.

[e]	Lease agreements

The Company entered into a property sublease agreement to lease 31,920 square feet of multi-use business space. The term of the sublease agreement is October 1, 2005 to December 14, 2007. For the duration of the sublease term, the Company is required to pay the sub-landlord a total gross monthly rent of approximately $61,000 plus maintenance and utilities. Rent expense for the three-month period ended March 31, 2006 was $183,000 [2005 - $52,138].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006	(Expressed in Canadian dollars)

10. COMMITMENTS AND CONTINGENCIES (cont’d.)

[f]	Finder’s fees

Finder’s fees of $117,813 are payable upon exercise of the share purchase warrants issued pursuant to the June 2004 private placement [note 8[e]].

11. SEGMENTED INFORMATION

The Company operates primarily in one business segment, the research, development and commercialization of diagnostic technologies, with primarily all of its assets and operations located in Canada. The Company’s revenues are generated from product sales primarily in Canada, the United States, Europe, and Asia. Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For the three-month period ended March 31, 2006, $58,295 of the Company’s contract service fees and revenues from collaborative research arrangements was generated from one customer [2005 - one customer for a total of $7,294].

Contract service fees and revenues from collaborative research arrangements by geographic location for the three months ended March 31, 2006 were as follows:

	Three Months Ended
	March 31,
	2006	2005
	$	$

Canada	—	—
United States	7,294	7,294
Asia	58,295	—
Total	65,589	7,294

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006	(Expressed in Canadian dollars)

11. SEGMENTED INFORMATION (cont’d.)

Product sales by customer location for the three months ended March 31, 2006 were as follows:

	Three Months Ended
	March 31,
	2006	2005
	$	$

Canada	151,604	79,303
United States	440,548	633,042
Europe	41,381	17,711
Asia	30,477	53,005
Middle East	8,586	6,462
Total	672,596	789,523

Product sales by type of product for the three months ended March 31, 2006 were as follows:

	Three Months Ended
	March 31,
	2006	2005
	$	$

Bio-defense products	299,767	620,943
Clinical products	167,274	56,211
Vector products (West Nile Virus)	205,555	112,369
Total	672,596	789,523

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006	(Expressed in Canadian dollars)

13. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the unaudited consolidated financial statements in accordance with Canadian GAAP which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as described in Note 16 in the Company’s annual audited consolidated financial statements for the year ended December 31, 2005.

If U.S. GAAP were followed, the following balance sheet items would be effected:

	March 31,	December 31,
	2006	2005
	$	$

Contributed surplus	9,997,581	5,789,525
Deficit	(46,898,166)	(44,706,761)

[a]	Accounts payable and accrued liabilities comprise:

	March 31,	December 31,
	2005	2005
	$	$

Trade accounts payable	1,358,391	1,260,030
Employee-related accruals	304,529	346,133
License fees payable [note 10[a][ii]]	712,720	466,360
Other accrued liabilities	175,794	261,990
	2,551,434	2,334,513

[b]	Pro forma information – Stock-based compensation

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to January 1, 2003. For stock options granted in 2002, the fair value for these options was estimated at the date of grant using a Black-Scholes pricing model with the following weighted-average assumptions: dividend yield - 0%; expected volatility - 102%; risk-free interest rate - 4.0%; and expected average life of the options - 2.07 years. For stock options granted during the three-months ending March 31 2006 and 2005, see note 8[c].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006	(Expressed in Canadian dollars)

13. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

	Three Months Ended
	March 31,
	2006	2005
	$	$

Loss for the period U.S. GAAP	(2,191,405)	(1,577,008)
Add: Stock-based employee compensation
expense included in reported loss above	311,395	228,432
Deduct: Total stock-based employee compensation
expense using fair value based method for
all awards	(311,395)	(228,432)
Pro forma loss for the period	(2,191,405)	(750,504)
Basic and diluted loss per common share
As reported	($0.03)	($0.02)
Pro forma	($0.03)	($0.02)

14. SUBSEQUENT EVENTS

[a]

Subsequent to March 31, 2006, the Company issued 1,525,075 common shares pursuant to the exercise of stock options for gross proceeds of $852,594 and issued 3,502,377 common shares at a conversion price of $0.42 per common share pursuant to the conversion of debentures.

[b]

On May 15, 2006, The Company and Shionogi & Co., Ltd. announced the Companies entered into a Marketing and Supply Agreement to commercialize a rapid quantitative RAMP test in Japan for BNP (B-type natriuretic peptide), a proprietary cardiac marker test to assist in the diagnosis and management of congestive heart failure. The Companies also announced that the RAMP test for BNP received regulatory approval in Japan, allowing for its immediate market launch.